

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

December 5, 2006

<u>via U.S. mail and facsimile</u>

Stephen A. Romano
Chief Executive Officer
American Ecology Corporation
300 E. Mallard, Suite 300
Boise, Idaho 83706

> **RE:** **American Ecology Corporation**
> **Form 10- K for the Fiscal Year Ended December 31, 2005**
> **Filed February 21, 2006**
> **File No. 0-11688**

Dear Mr. Romano:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John Hartz
Senior Assistant Chief Accountant